26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

August 8, 2022

VIA EDGAR

Mr. Michael Killoy

Ms. Christina Chalk

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	LAIX Inc.

Schedule 13E-3

Filed on July 11, 2022 by LAIX Inc. et al.

File No. 005-90784

Dear Mr. Killoy and Ms. Chalk:

On behalf of LAIX Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company,” or the “Issuer”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of August 3, 2022 with respect to the Schedule 13E-3, File No. 005-90784 (the “Schedule 13E-3”), filed on July 11, 2022 by the Company and the other filing persons named therein (together the Company, collectively, the “Filing Persons”).

For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the Filing Persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment indicating changes is being provided to the Staff via email.

We represent the special committee (the “Special Committee”) of the board of directors of the Company. To the extent any response relates to information concerning any Filing Persons other than the Company, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

PARTNERS: Pierre-Luc Arsenault3 | Manas Chandrashekar5 | Lai Yi Chau | Maurice Conway5 | Justin M. Dolling5 | David Patrick Eich1,4,5 | Yuan Yue Jennifer Feng5 | Liu Gan2 | Paul Guan3 | Karen K.Y. Ho | Ka Chun Hui | Damian C. Jacobs5 | Guang Li3 | Wei Yang Lim5 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan7 | Nicholas A. Norris5 | Paul S. Quinn | Louis A. Rabinowitz3 | Fergus A. Saurin5 | Richard C.C. Sharpe | Jesse D. Sheley# | Wenchen Tang3 | Peng Yu3 | Jacqueline B.N. Zheng3,5 | Yu Zheng3

REGISTERED FOREIGN LAWYERS: Gautam Agarwal5 | Joseph R. Casey9 | Yuxin Chen3 | James A. Hill5 | Ju Huang3 | Ding Jin3 | Ming Kong3 | Cori A. Lable2 | Nicholas Tianchia Liew5 | Bo Peng8 | Tom Roberts5 | David Zhang3 | Xiang Zhou3

ADMITTED IN: 1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Wisconsin (U.S.A.); 5 England and Wales; 6 Victoria (Australia); 7 New South Wales (Australia); 8 State of Georgia (U.S.A.); 9 State of California (U.S.A.); # non-resident

Austin    Bay Area    Beijing    Boston    Brussels     Chicago    Dallas    Houston    London    Los Angeles    Munich    New York    Paris     Salt Lake City    Shanghai    Washington, D.C.

August 8, 2022

Schedule 13E-3

Background of the Merger, page 30

1.	Please disclose, here and where relevant in the prospectus, the reasons for the ADS’ trading suspension by the New York Stock Exchange on April 7, 2022.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 33 and 51 of the Amendment.

2.

Please describe the “development and change in the Company’s business operation and deterioration of market conditions” that resulted in Primavera’s withdrawal from the Original Buyer Group. See Item 5 of Schedule 13E-3 and Item 1005 of Regulation M-A.

Response: In response to the Staff’s comment, we have revised the disclosure on page 33 of the Amendment.

3.

Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A require a filing person to summarize in considerable detail any reports, whether oral or written, received from a third party and materially related to this transaction. This section references multiple presentations by Houlihan Lokey during the course of entering into this Merger Agreement, and considering alternatives for the Company. See for example, references to meetings on September 14, 2021, October 11, 2021 and April 30, 2021. To the extent that any reports are duplicative or are simply updates of earlier presentations, your disclosure may summarize the material differences only. For these and any other meetings between the Company and its financial advisor, summarize the substance of the presentations or reports and file any written materials provided as exhibits to the Schedule 13E-3. We note that the only materials currently filed are dated June 14, 2022.

Response: In response to the Staff’s comment, we respectfully advise the Staff that:

•

The discussions between Houlihan Lokey and the Special Committee during the meetings on September 14, 2021 and October 11, 2021 were related to its financial analyses related to the Proposal submitted by the Original Buyer Group. Because the terms of the Proposal submitted by the Original Buyer Group are materially different from the Revised Proposal submitted by the Buyer Group and the terms of the Merger Agreement were negotiated based on the Revised Proposal, not the Proposal, the Filing Persons believe that the financial analyses related to the Proposal are not meaningfully relevant to the Merger.

•

During the meeting on April 30, 2022, there were no substantive discussions with or presentations by Houlihan Lokey concerning the financial analysis or fairness of the Merger Consideration. Rather, as summarized in the Transaction Statement, Houlihan Lokey simply briefed the Special Committee the proposed process in reviewing and evaluating the Revised Proposal and/or any alternative transactions involving the Company and the procedures and estimated timeline for assessing the fairness of the Revised Proposal and the transactions contemplated therein.

August 8, 2022

•

The Filing Persons believe that the current disclosure on report, opinion (other than an opinion of counsel) and appraisal from outside parties is compliant with Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A and no other such report, opinion or appraisal is required to be filed.

Certain Financial Projections, page 43

4.	Expand to describe the assumptions and underlying limitations that form the basis for the projections, which you reference generically in this section.

Response: In response to the Staff’s comment, we have revised the disclosure on page 43 of the Amendment.

Opinion of the Special Committee’s Financial Advisor, page 44

5.	Please revise to provide a more complete summary of the analysis contained in the Ex.99(c)(2) financial opinion. See Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 49 and 50 of the Amendment.

6.

The Houlihan Lokey opinion and the disclosure describing it here state that it may not be used without the express consent of the financial advisor. Revise to affirmatively state that such consent has been provided for use of the opinion and the description of it here.

Response: In response to the Staff’s comment, we have revised the disclosure on page 47 of the Amendment to include a statement that Houlihan Lokey has consented to the inclusion of its opinion and the description thereof.

*****

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3761-3318 or Rongjing Zhao at (86 21) 3857-6326.

August 8, 2022

Sincerely,

/s/ David T. Zhang
David T. Zhang of Kirkland & Ellis

cc:	Yi Wang - LAIX Inc. Peter X. Huang, Esq. - Skadden, Arps, Slate, Meagher & Flom LLP
Haiping Li, Esq. - Skadden, Arps, Slate, Meagher & Flom LLP